Blue Water Acquisition Corp.

15 E. Putnam Avenue

Suite 363

Greenwich, CT 06830

December 10, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Asia Timmons-Pierce

Re:	Blue Water Acquisition Corp.
Registration Statement on Form S-1, as amended
Initially filed September 3, 2020
File No. 333-248569

Dear Ms. Timmons-Pierce:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Blue Water Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on December 14, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Joseph Hernandez
Joseph Hernandez
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Loeb & Loeb LLP